UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒      Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
           For the fiscal year ended December 31, 2009

Or

□        Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
           For the transition period from ___________________

Commission File Number 0-15083

The South Financial Group, Inc. 401(k) Plan
 (Full title of the plan)

The South Financial Group, Inc.
102 South Main Street
                       Greenville, SC, 29601____________
 (Name of Issuer of the securities held pursuant to the
plan and address of its principal executive office)

(a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedules:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	14
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	15

The following Exhibits are filed as part of this Annual Report on Form 11-K:
Exhibit Index
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

THE SOUTH FINANCIAL GROUP, INC.
401(k) PLAN

FINANCIAL STATEMENTS
December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The South Financial Group, Inc. 401(k) Plan
Greenville, South Carolina

We have audited the accompanying statements of net assets available for benefits of The South Financial Group, Inc. 401(k) Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules as of December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Elliott Davis,  LLC

Greenville, South Carolina
June 25, 2010

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008
ASSETS
Investments, at fair value (Note 3)	$65,564,175	$58,275,249
Participant loans	1,834,998	1,676,117
Total investments	67,399,173	59,951,366

Cash	274,656	312,268

Receivables:
Employee contributions	6,443	-
Employer contribution	100,497	248,001

Total assets	67,780,769	60,511,635

LIABILITIES
Excess contributions	91,830	-

Total liabilities	91,830	-

NET ASSETS AVAILABLE FOR BENEFITS$	67,688,939	$60,511,635

The accompanying notes are an integral part of these financial statements.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2009

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$4,320,834
Interest & dividends	1,171,728
Participant loan interest	93,648
Total investment income	5,586,210
Contributions
Employer	3,400,247
Participant	7,222,175
Rollover	149,488
Total contributions	10,771,910

Total additions	16,358,120

Deductions from net assets attributed to:
Benefits paid to participants	8,940,494
Administrative expenses	240,322
Total deductions	9,180,816

Net increase in net assets	7,177,304

Net assets available for benefits
Beginning of year	60,511,635

End of year	$67,688,939

The accompanying notes are an integral part of these financial statements.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following description of The South Financial Group, Inc. (the “Company”) 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:  The Plan is a defined contribution plan covering all eligible employees of the Company and its subsidiaries who are age eighteen or older.  A participant is eligible to receive the Company matching contribution after completing a year of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions:  Each year, participants may contribute up to 100 percent of pre-tax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers various mutual funds, two money market funds  and The South Financial Group Unitized Stock Fund as investment options.  The Company may make a discretionary employer matching contribution of a percentage of compensation that a participant contributes to the Plan.  The Company matched one hundred percent of the first six percent that participants contributed to the Plan through March 31, 2009 and 50% of the first six percent that participants contributed to the Plan thereafter.  The Company may also make a discretionary non-elective contribution.  There were no discretionary non-elective contributions for the year-ended December 31, 2009.  Contributions are subject to certain limitations.

Participant Accounts:  Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.  Each participant directs the investment of his or her account to any of the investment options available under the Plan. Participants may change their investment options at any time.

Retirement, Death and Disability:  A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN (continued)

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the remainder of their account plus earnings thereon is based on years of continuous service.  A participant is 100% vested after five years of credited service according to the following schedule:

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Payment of Benefits:  On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeitures: Per the Plan document, forfeited accounts may be used to pay any administrative expenses of the Plan or to reduce future employer matching contributions.  As of December 31, 2009 and 2008, forfeited amounts of $49,243 and $113,244, respectively, were available.  During 2009, forfeitures of approximately $199,000 were used to pay administrative expenses and forfeitures of approximately $113,000 were used to reduce employer matching contributions.

Loan Provisions:  Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates as determined quarterly by the Plan administrator.  Principal and interest are paid through payroll deductions.

Administrative Expenses:  Certain costs incurred in the administration of the Plan have been paid by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan are prepared on the accrual method of accounting.

Use of Estimates:  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from these estimates.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk:  At December 31, 2009 and 2008, approximately 3% and 11%, respectively, of the Plan's net assets were invested in The South Financial Group Unitized Stock Fund.

Investment Valuation and Income Recognition:  Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits:  Benefits are recorded when paid.

Recently Issued Accounting Pronouncements:  In June 2009, the Financial Accounting Standards Board (FASB) issued guidance under ASC 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162. This guidance establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. The Codification supersedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. This guidance and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s financial condition or results of operations.

In April 2009, the FASB issued guidance under ASC 820, which was formerly referred to as FASB Staff Position (FSP) FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This guidance addresses the factors that determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to the normal market activity. Under this guidance, if the reporting entity has determined that the volume and level of activity has significantly decreased and the transactions are not orderly, further analysis is required and significant adjustments to the quoted prices or transactions may be needed. This guidance was effective for interim and annual reporting periods ending after June 15, 2009, and management’s adoption on April 1, 2009 did not have a material impact on the financial condition or results of operations. The adoption did not have an impact on the Plan’s financial condition or results of operations.

In September 2009, the FASB issued ASC Update 2009-12, Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This update provides guidance in estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s financial condition or results of operations and all applicable disclosures are included in these financial statements.

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This guidance amends Topic 820 that requires the reporting entity to disclose additional information on: (i) significant transfers in and out of Levels 1 and 2 measurements and reasons for the transfers; (ii) Level 3 gross purchases, sales, issuances, and settlements information; (iii) measurement disclosures by classes of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value is required for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the requirement to provide Level 1 and 2 activities, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Plan’s financial condition or results of operations. Management does not expect that the adoption of the guidance for Level 1 and 2 activities will have a material impact on the financial condition or results of operations.

In February 2010, the FASB issued ASC Update 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. This guidance: (i) incorporates the definition of the term “SEC filer” as an entity that is required to file or furnish its financial statements with the Security Exchange Commission (SEC) or other agencies and no longer requires SEC filers to disclose the date through which subsequent events have been evaluated in originally and revised financial statements; (ii) requires conduit bond obligors to evaluate subsequent events through the date the financial statements are issued; and (iii) replaces the term “reissuance of financial statements” with “revised financial statements,” which is defined as financial statements restated to correct an error and issued to reflect a retrospective application of U.S. GAAP. The adoption of the guidance is effective immediately.

Subsequent Events:  The Plan evaluates events that occur after the date of the financial statements but before the statements are issued or available to be issued.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets at the end of the year:

	2009		2008
Dodge & Cox Stock Fund	$--		$5,606,404
Eaton Vance Large Cap Value Fund	6,553,453		--
American Funds – Growth Fund of America	6,329,056		4,843,777
Thornburg International Value Fund	7,215,045		5,576,707
Federated Prime Obligations Fund	8,724,667		11,183,095
Vanguard Institutional Index Fund	6,043,928		5,123,709
The South Financial Group Unitized Stock Fund	1,973,848	*	6,663,668
T. Rowe Price Capital Appreciation Fund	5,068,004		3,730,099
Keeley Small Cap Value Fund	3,521,600		2,803,339	*

*Does not represent 5 percent for the respective year.

During 2009, the Plan’s investments in mutual funds and money market funds (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $10,267,467, and the Plan’s investment in The South Financial Group Unitized Stock Fund depreciated in value by $5,946,633.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include

●	quoted prices for similar assets or liabilities in active markets;
●	quoted prices for identical or similar assets or liabilities in inactive markets;
●	inputs other than quoted prices that are observable for the asset or liability;
●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

The South Financial Group Unitized Stock Fund: Valued at closing price of the underlying securities reported on the active market on which the individual securities are traded.

Mutual funds and money market funds: Valued at the net asset value (NAV) of shares held by the plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realized value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 - FAIR VALUE MEASUREMENTS (continued)

The following tables set forth by level, within the fair value hierarchy, the plan’s assets at fair value as of December 31, 2009 and 2008:

Assets at Fair Value as of December 31, 2009	Level 1	Level 2	Level 3	Total

Mutual funds:
Target retirement date funds	$7,888,609	$-	$-	$7,888,609
Index funds	12,103,124	-	-	12,103,124
Growth funds	17,534,586	-	-	17,534,586
Value funds	17,290,098	-	-	17,290,098

Money market funds	-	8,773,910	-	8,773,910
Unitized Stock Fund	-	1,973,848	-	1,973,848
Participant loans	-	-	1,834,998	1,834,998
Total assets at fair value	$54,816,417	$10,747,758	$1,834,998	$67,399,173

Assets at Fair Value as of December 31, 2008	Level 1	Level 2	Level 3	Total

Mutual funds
Target retirement date funds	$4,457,111	$-	$-	$4,457,111
Index funds	9,059,791	-	-	9,059,791
Growth funds	18,418,294	-	-	18,418,294
Value funds	8,380,046	-	-	8,380,046
Money market funds	-	11,296,339	-	11,296,339
Unitized Stock Fund	-	6,663,668	-	6,663,668
Participant loans	-	-	1,676,117	1,676,117
Total assets at fair value	$40,315,242	$17,960,007	$1,676,117	$59,951,366

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 - FAIR VALUE MEASUREMENTS (continued)

Level 3 Gains and Losses:

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008.

	Level 3 Assets Year Ended December 31,

	2009	2008
	Participant Loans	Participant Loans

Balance, beginning of year	$1,676,117	$1,413,343
Purchases, sales, issuances and settlements (net)	158,881	262,774
Balance, end of year	$1,834,998	$1,676,117

NOTE 5 - RELATED-PARTY TRANSACTIONS

The Plan paid fees of approximately $40,400 to American Pensions, Inc., a wholly-owned subsidiary of the Company for the cost of recordkeeping services through July 2, 2009.  American Pensions, Inc. was sold July 2, 2009 and is no longer a subsidiary of the Company.

At December 31, 2009 and 2008, the Plan held the following related-party investments (at fair value):

	2009	2008

The South Financial Group Unitized Stock Fund	$1,973,848	$6,663,668
Loans to participants	1,834,998	1,676,117

Approximately $64,100 of cash dividends were paid to the Plan by The South Financial Group, Inc. during 2009 based on shares held by the Plan on the dates of declaration.

NOTE 6 - PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Although the Company has not expressed any intent to do so, in the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 2007 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

During 2006, the Internal Revenue Service (“IRS”) began an audit of the 2005 plan year. The Company received a letter from the IRS on September 9, 2009 that closed the audit with no penalty.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants’ account balances.

NOTE 9 - EXCESS CONTRIBUTIONS

The Plan failed to pass the Average Deferral Percentage (ADP) Test for the Plan year ended December 31, 2009.  During 2009, certain participant contributions exceeded the limits as prescribed by the Internal Revenue Code.  The accompanying Statement of Net Assets Available for Benefits includes a liability for $91,830 related to the excess participant contributions payable to participants.  Excess employee deferral contributions of $91,830 were returned to participants by March 15, 2010, as required to satisfy the relevant nondiscrimination provisions of the Plan.

NOTE 10 - NONEXEMPT TRANSACTIONS

During 2009 the Company inadvertently failed to make catch-up contributions withheld from pay for one participant in the amount of approximately $3,100.  Lost earnings on the contribution were calculated based on the date the deferrals were withheld compared to the date of the deposit into the trust fund account.  The Company deposited the full amount of the deferral plus lost earnings during 2009.

NOTE 11 - SUBSEQUENT EVENTS

The South Financial Group, Inc. 401(k) Plan restated its plan document effective January 1, 2010 to comply with The Economic Growth and Tax Relief Reconciliation Act of 2001 and the Job Creation and Workers Assistance Act of 2002.  This restatement is also intended to comply with all applicable rulings and Regulations promulgated thereunder.  The plan filed an Application of Favorable Determination with the Internal Revenue Service on January 29, 2010.

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 11 - SUBSEQUENT EVENTS (continued)

On May 16, 2010, the Company entered into a definitive agreement with The Toronto-Dominion Bank (“TD”) providing for the merger of The South Financial Group, Inc. and a wholly-owned subsidiary of TD.  Completion of the merger requires, among other things, the approval of the Company’s shareholders and customary regulatory approvals.  Under the terms of the agreement, shareholders of The South Financial Group, Inc., at each shareholder’s election, will receive $0.28 in cash or 0.004 shares of TD common stock per The South Financial Group, Inc. common share.  The definitive agreement was included as Exhibit 2.1 in the Company’s Current Report on Form 8-K dated May 20, 2010, as filed with the Securities and Exchange Commission.  The unitized price per-share value of The Unitized Stock Fund, which consists principally of The South Financial Group, Inc. common stock and uninvested cash, was $0.75 at December 31, 2009 and declined to $0.36 at June 24, 2010.  As a result, the value of the Unitized Stock Fund held by the Plan declined approximately $1,045,000 after year-end primarily related to the announcement of the definitive agreement with TD.

On April 1, 2010, the Company reduced its discretionary matching percentage to zero and replaced it with a one-time discretionary contribution up to $2,750,000, with the specific dollar amount to be determined after the end of the Plan year.

SUPPLEMENTAL SCHEDULES

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

	Plan Name: The South Financial Group, Inc. 401(k) Plan
	Plan Number: 001
	EIN #: 57-0824914

( a )	( b )	( c )	( d )	( e )

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
	AMERICAN FUNDS - GROWTH FUND OF AMERICA	Mutual fund	**	$6,329,056
	COLUMBIA ACORN Z FUND	Mutual fund	**	1,143,151
	EATON VANCE LARGE CAP VALUE FUND	Mutual fund	**	6,553,453
	FEDERATED PRIME OBLIGATIONS FUND	Money market fund	**	8,724,667
	KEELEY SMALL CAP VALUE FUND	Mutual fund	**	3,521,600
	PIMCO TOTAL RETURN FUND	Mutual fund	**	2,766,813
	THE SOUTH FINANCIAL GROUP UNITIZED STOCK FUND	Unitized stock fund	**	1,973,848
*	T. ROWE PRICE CAPITAL APPRECIATION FUND	Mutual fund	**	5,068,004
	THORNBURG INTERNATIONAL VALUE FUND	Mutual fund	**	7,215,045
	VANGUARD PRIME MONEY MARKET FUND	Money market fund	**	49,243
	VANGUARD TARGET RETIREMENT FUND - 2005	Money market fund	**	233,505
	VANGUARD TARGET RETIREMENT FUND - 2015	Mutual fund	**	1,912,119
	VANGUARD TARGET RETIREMENT FUND - 2025	Mutual fund	**	2,276,362
	VANGUARD TARGET RETIREMENT FUND - 2035	Mutual fund	**	1,825,139
	VANGUARD TARGET RETIREMENT FUND - 2045	Mutual fund	**	1,641,484
	VANGUARD TOTAL BOND INDEX FUND	Mutual fund	**	2,504,971
	VANGUARD INSTITUTIONAL INDEX FUND	Mutual fund	**	6,043,928
	VANGUARD MID CAP INDEX FUND	Mutual fund	**	3,019,391
	VANGUARD SMALL CAP INDEX FUND	Mutual fund	**	534,834
	VANGUARD WELLESLEY FUND	Mutual fund	**	2,227,562
*	PARTICIPANT LOANS	Interest rates from 3.25% to 8.25%	**	1,834,998
				$67,399,173

*Indicates party-in-interest to the Plan
**All assets are participant directed. Cost information is not required

THE SOUTH FINANCIAL GROUP, INC. 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

Plan Name: The South Financial Group, Inc. 401(k) Plan
Plan Number: 001
EIN #: 57-0824914

Identity of issue, borrower, lessor or similar party	Participant contributions transferred late to plan	Contributions not corrected	Total late contributions fully corrected
Late Remittance for Pay Period Ended May 31, 2009	$3,143	-	$3,143

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The South Financial Group, Inc. 401(k) Plan
(Name of Plan)

Date: June 28, 2010	By:	/s/ David Bell
Director of Compensation – Benefits
Plan Administrator